John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
March 17, 2009
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	1.	John Hancock Variable Annuity Account H Registration Statement on Form N-4 (File No. 333-08345) 485(a) Post-Effective Amendment No. 11	JHLICO Declaration Contracts JHLICO Patriot Contracts
	2.	John Hancock Variable Annuity Account H Registration Statement on Form N-4 (File No. 333-84771) 485(a) Post-Effective Amendment No. 6	JHLICO Revolution Access Contracts
	3.	John Hancock Variable Annuity Account H Registration Statement on Form N-4 (File No. 333-84783) 485(a) Post-Effective Amendment No. 8	JHLICO Revolution Extra Contracts JHLICO Revolution Extra II Contracts
	4.	John Hancock Variable Annuity Account V Registration Statement on Form N-4 (File No. 333-64153) 485(a) Post-Effective Amendment No. 7	JHLICO Patriot Contracts
	5.	John Hancock Variable Annuity Account I Registration Statement on Form N-4 (File No. 333-16949) Post-Effective Amendment No. 7	JHVLICO MarketPlace Contracts
Dear Ms. White:
This letter is in response to the comments you gave to me over the telephone on February 18, 2009, regarding the Rule 485(a) post-effective amendments to the above-referenced registration statements on Form N-4. Your comments are shown in italics. In our response, we use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the prospectuses.
Comment 1.      Background
Please indicate the reason for these filings.
RESPONSE:
In a letter dated April 18, 2008, Sutherland Asbill & Brennan notified the Commission (the “SAB Letter”), on behalf of John Hancock Life Insurance Company (“JHLICO”) and John Hancock Variable Life Insurance Company (“JHVLICO”), that each company intended to merge into John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) on December 31, 2008 (the “Merger”). The SAB Letter submitted for Commission review an outline of a process describing the entire block of JHLICO and JHVLICO variable life insurance and variable annuity registration statements that would be affected by the Merger, including the five registration statements captioned above (“Inactive Registrations”).
The SAB Letter contemplated informal draft submissions of several template stalking horse registration statements in summer 2008 (the “Template Filings”), to be followed by informal draft submissions of the entire block of affected registration statements, including the Inactive Registrations, in the fall of 2008 (the “Fall Filings”).

Alison T. White, Esq.
SEC Office of Insurance Products
March 17, 2009

The Template and Fall Filings were intended to elicit Commission staff comments to the registration statements so that they could be declared effective immediately upon their formal filing on the first business day after the Merger. We submitted five Template Filings on Form N-4 on July 7 and 16, 2008, and received staff comments on July 14, July 23, and October 10, 2008. On November 3, we submitted the Fall Filings of all JHVLICO and JHLICO variable annuity registration statements Fall Filings on Form N-4, including the Inactive Registrations, and received staff comments on November 5, 2008.
On November 7, 2008, Sutherland Asbill & Brennan LLP, on behalf of JHVLICO and JHLICO, submitted a letter to advise the Commission that the anticipated Merger would be delayed until sometime in 2009 or thereafter.
The Inactive Registration Statements referenced above follow the regimen outlined in the Great-West line of no-action letters.1 We filed post-effective amendments to the Inactive Registration Statements on January 16, 2009 to reflect staff comments, where applicable, in connection with the Template and Fall Filings. We intend to file additional post-effective amendments, as indicated in our responses below, to activate each of the Inactive Registration Statements on or before May 1, 2009.
We intend this process to simplify the staff review of additional informal filings and post-effective amendments to the Inactive Registration Statements that JHLICO, JHVLICO or JHUSA may make in the future related to the Merger.

Comment 2.	One registration statement for more than one product (Patriot and Declaration and Revolution Extra and Revolution Extra II)
Please indicate why it is appropriate to include both Patriot and Declaration in the same registration statement. Please also indicate why it is appropriate to include Revolution Extra and Revolution Extra II in the same registration statement.
RESPONSE:
Patriot and Declaration. JHLICO has included Patriot and Declaration in the same registration statement (File No. 333-08345) because: (a) Patriot is an “enhanced” version of Declaration; and (b) the Patriot prospectus and the Declaration prospectus describe contracts that differ only with respect to underlying funds or portfolio investment options offered. (See SEC Division of Investment Management, Office of Insurance Products 1995 Industry Comment Letter.2) The Patriot product offers additional underlying funds that are funded through a different JHLICO separate account (See our Response to your Comment 3, below).

[1]	See Great-West Life & Annuity Ins. Co (pub. avail. Oct. 23, 1990) (the “Great-West Letter”). In the Great-West Letter and others, the Commission Staff granted no-action assurance to insurers that did not file post-effective amendments and did not distribute updated prospectuses to current contract owners for certain closed blocks of business, subject to certain conditions.

[2]	Comment 4 of the 1995 Industry Comment Letter provides:
“Multiple prospectuses may be combined in a single registration statement when the prospectuses describe contracts that are essentially identical. See Investment Company Act Rel. No. 14575 (Jun. 14, 1985) (adopting Forms N-3, N-4, and related rule amendments). For example, multiple prospectuses have been used in a single registration statement in the following situations: (1) the prospectuses describe the same contract that is sold through different distribution channels; (2) the prospectus describes contracts that differ only with respect to underlying funds or portfolio investment options offered; and (3) the prospectuses describe both the original and “enhanced” version of the same contract during the period that the insurance company seeks approval for the “enhanced” version from state insurance departments.”

Alison T. White, Esq.
SEC Office of Insurance Products
March 17, 2009

Revolution Extra and Revolution Extra II. The Revolution Extra II Contract is an “enhanced” version of the “original” Revolution Extra Contract. In accordance with the 1995 Industry Comment Letter, the Revolution Extra II Contract replaced the Revolution Extra Contract as it was approved by state insurance departments.

Comment 3.	485(a) goes effective after a maximum of 80 days (all filings):
On the facing page of each of your five registration statements, you stated that you were filing under Rule 485(a)(1) and requested that the registration statements be made effective on May 1, 2009, which is more than the maximum eighty days of Rule 485(a)(1).
RESPONSE:
We will file an additional post-effective amendment to each of the Inactive Registration Statements referenced above under Rule 485(a) to delay the effective date indefinitely. These post-effective amendments will incorporate by reference the prospectuses, Statements of Additional Information and other information contained in the captioned post-effective amendments. We will thereafter file an additional post-effective amendment under Rule 485(b) to each of the Inactive Registration Statements to update financial information, revise prospectus disclosure and refile Exhibits as outlined in this letter.

Comment 4.	Referencing both separate accounts on the cover of the Patriot prospectus in 333-64153 (Patriot)
On the cover of the Patriot prospectus, you reference two separate accounts: John Hancock Variable Annuity Account H and John Hancock Variable Annuity Account V, both of which are separate accounts of John Hancock Life Insurance Company. However, registration number 333-64153 only applies to John Hancock Variable Annuity Account V. Why do you reference both separate accounts in your prospectus?
RESPONSE:
We reference both separate accounts in the prospectus because the Patriot product contains underlying funds or portfolio investment options funded through John Hancock Variable Annuity Account V, in addition to the underlying funds or portfolio investment options funded through John Hancock Variable Annuity Account H.

Comment 5.	Location of the Statement of Additional Information table of contents in each prospectus (all filings)
Item 14 of Form N-4, which is the last item on Form N-4 in the prospectus section, states the following: “List the contents of the Statement of Additional Information.” Please place the table of contents of the Statement of Additional Information in the back, not in the front, of the prospectus.
RESPONSE:
We will revise the prospectus for each filing to place the contents of the Statement of Additional Information in the back of the prospectus. We will make this revision in connection with our filing of post-effective amendments to JHLICO’s and JHVLICO’s variable contract registration statements under Rule 485(b) on or before May 1, 2009.

Alison T. White, Esq.
SEC Office of Insurance Products
March 17, 2009

Comment 6.	Relying on Rule 12h-7 under the Securities Exchange Act of 1934 for [Market Value Adjustment interests] (Declaration, Patriot, Revolution Access, and Revolution Extra)
If you intend to rely on Rule 12h-7 under the Securities Exchange Act of 1934 (Indexed Annuities and Certain Other Insurance Contracts, Rel. Nos. 33-8996, 34-59221 (Jan. 8, 2009), File No. S7-14-08), please add a statement to that effect to the prospectus.
RESPONSE:
We will revise the prospectus for each filing to add a statement of reliance upon Rule 12h-7 to the extent necessary or appropriate. We will make this revision in connection with our filing of post-effective amendments to JHLICO’s and JHVLICO’s variable contract registration statements under Rule 485(b) on or before May 1, 2009.

Comment 7.	Overview — disclosure that prospectus discloses all material variations (all filings)
Please add the following sentence, which appears elsewhere in the prospectus, to the Overview: “We disclose all material variations in the prospectus.” Please omit the following sentence found in the first paragraph of the Overview: “Your rights and obligations under the Contracts will be determined by the language of a Contract itself.”
RESPONSE:
We will make the following revisions to the Overview: (1) add the first above referenced-sentence, as modified further by Staff comments; (2) delete the second above-referenced sentence; and (3) make further modifications. The Overview will now read substantially as follows:
~~This is the Prospectus — it is not any Contract. The Prospectus simplifies many Contract provisions to better communicate a Contract’s essential features. Your rights and obligations under the Contracts will be determined by the language of a Contract itself. On request, we will provide the form of Contract for you to review. Please read your Contract and keep it for future reference.~~
This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire Prospectus, including its Appendices, your Contract and the Statement of Additional Information for more detailed information.
Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, some terms and conditions of your Contract may vary from the terms and conditions described in this Prospectus, depending upon where you purchase a Contract. These variations will be reflected in your Contract or in a Rider attached to your Contract. We disclose all material features and benefits of the Contracts in this Prospectus.
We also will revise that same sentence, which appears in “State Insurance Law Requirements” in “To What Extent Can [JHLICO/JHVLICO] Vary the Terms and Conditions of the Contracts?” to read as follows:
...We disclose all material ~~variations~~features and benefits of the Contracts in this Prospectus...
We will make these revisions in connection with our filing of post-effective amendments to JHLICO’s and JHVLICO’s variable contract registration statements under Rule 485(b) on or before May 1, 2009.

Alison T. White, Esq.
SEC Office of Insurance Products
March 17, 2009

Comment 8. Overview — disclosure of the guaranteed interest rate in the Fixed Investment Option (all filings)
Please disclose specifically in the Overview the guaranteed interest rate in the Fixed Investment Option.
RESPONSE:
We will revise our disclosure, substantially as follows, in the Overview sections:
FOR CONTRACTS THAT CONTAIN A MARKET VALUE ADJUSTMENT (Declaration, Patriot, Revolution Access, and Revolution Extra):
For amounts you don’t wish to invest in a Variable Investment Option, you may be able to invest these amounts in a currently offered Fixed Investment Option if permitted by your local jurisdiction. We invest the assets allocated to a Fixed Investment Option in our General Account and they earn interest at a fixed rate, declared by us, subject to a minimum rate stated in your Contract. We will not make available any Fixed Investment Option offering a guaranteed rate below 3%. If you remove money from any Fixed Investment Option prior to its expiration, however, we may increase or decrease your Contract’s value to compensate for changes in interest rates that may have occurred subsequent to the beginning of that Fixed Investment Option. This is known as a “market value adjustment.”
FOR REVOLUTION EXTRA II THAT DOES NOT CONTAIN A MARKET VALUE ADJUSTMENT:
For amounts you don’t wish to invest in a Variable Investment Option, you may be able to invest these amounts in a currently offered Fixed Investment Option if permitted by your Contract. We invest the assets allocated to a Fixed Investment Option in our General Account and they earn interest at an ownership rate, declared by us, subject to a minimum rate stated in your Contract. In most states, the guaranteed minimum interest rate is 2%, and increases to 3% once a Purchase Payment is older than 10 years (for Contracts issued in NY, the guaranteed minimum interest rate is 1 1/2%).
FOR MARKETPLACE THAT DOES NOT CONTAIN A MARKET VALUE ADJUSTMENT:
For amounts you don’t wish to invest in a Variable Investment Option, you may be able to allocate these amounts to a Fixed Investment Option if permitted in your local jurisdiction. We invest the assets allocated to the Fixed Investment Option in our General Account and they earn interest at a fixed rate, declared by us, subject to a 3% minimum. ~~Neither our General Account nor any interests in our General Account are registered with the SEC or subject to the Federal securities laws~~
We will make these revisions in connection with our filing of post-effective amendments to JHLICO’s and JHVLICO’s variable contract registration statements under Rule 485(b) on or before May 1, 2009.
Comment 9. Add more disclosure regarding the Fixed Investment Option (MarketPlace filing)
Please add more disclosure regarding the Fixed Investment Option. It is mentioned in the Overview and in the Glossary, but not mentioned elsewhere.
RESPONSE: We will add disclosure in the prospectus, substantially as follows:
VI. Information About Fixed Investment Option
All of JHVLICO’s general assets support its obligations under the Fixed Investment Option (as well as all of its other obligations and liabilities). We invest the assets of the Fixed Investment Option in our General Account. You have no interest in or preferential claim on any of the assets held in our General Account. The investments we purchase with amounts you allocate to the Fixed Investment Option belong to us and

Alison T. White, Esq.
SEC Office of Insurance Products
March 17, 2009

we bear all the investment risk on that money as long as it is in this option. You will earn interest at the applicable ownership rate of return even if we experience an investment loss on the assets allocated to this option; any favorable investment performance on these assets, however, belongs to us.
Because of exemptive and exclusionary provisions, interests in the Fixed Investment Option have not been registered under the Securities Act of 1933. We have been advised that the SEC staff has not reviewed the disclosure in this Prospectus relating to the Fixed Investment Option. Disclosure regarding the Fixed Investment Option is, however, subject to certain generally-applicable provisions of the federal securities laws relating to accuracy and completeness of statements made in prospectuses.
How the Fixed Investment Option Works
Each Purchase Payment you allocate to the Fixed Investment Option will earn interest (calculated on a compounded basis) at our declared rate in effect at the time of the deposit into the Fixed Investment Option. From time to time, we declare new rates, subject to a 3% minimum. For purposes of crediting interest, transfers from a Variable Investment Option will be treated as a Purchase Payment.
Under current practice, we credit interest to amounts allocated to the Fixed Investment Option based on the size of the initial Purchase Payment. We credit a higher rate for initial Purchase Payments of $10,000 or more. The rate of interest credited on each amount varies based upon when that amount was allocated to the Fixed Investment Option.
We will make this revision in connection with our filing of a post-effective amendment to this variable contract registration statement under Rule 485(b) on or before May 1, 2009.
Comment 10. Bracketed expense examples and Portfolio Expense Table (MarketPlace filing)
Please provide portfolio level expense examples.
RESPONSE:
We will calculate the Example required under Item 21 of Form N-4, based on current minimum and maximum portfolio expenses for the year ended December 31, 2008 (as may be adjusted in accordance with Item 18(b). of Form N-4). We will supplement this letter to provide you with this Example as soon as it becomes available, which we anticipate to be on or about April 10, 2009.
We will incorporate the Example in the prospectus to be filed in connection with our filing of post-effective amendment to this variable contract registration statement under Rule 485(b) on or before May 1, 2009.
Comment 11. Range of state premium taxes in fee tables (MarketPlace)
Please disclose the range of state premium taxes in the fee tables.
RESPONSE:
     We will add to the first fee table in the section entitled “Fee Tables” the following footnote substantially as follows:

[1]	State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each purchase payment.
We will make this revision in connection with our filing of a post-effective amendment to this variable contract registration statement under Rule 485(b) on or before May 1, 2009.

Alison T. White, Esq.
SEC Office of Insurance Products
March 17, 2009

Comment 12. Add more disclosure regarding the Fixed Investment Option (Revolution Extra II prospectus)
Please add more disclosure regarding the Fixed Investment Option, as is disclosed in other prospectuses.
RESPONSE:
The Revolution Extra II product differs from Revolution Extra because allocations to the Fixed Investment Options in Revolution Extra II are not subject to market value adjustments upon surrender, withdrawal or death. We will, however, add disclosure, substantially as follows:
How the Fixed Investment Option Works
Each Purchase Payment you allocate to the Fixed Investment Option will earn interest (calculated on a compounded basis) at our declared rates in effect at the time of the deposit into the Fixed Investment Option. From time to time, we declare new rates, subject to a minimum rate stated in your Contract. In most states, the guaranteed minimum interest rate is 2%, and increases to 3% once a Purchase Payment is older than 10 years (for Contracts issued in NY, the guaranteed minimum interest rate is 1 1/2%).
New Purchase Payments and transfers from a Variable Investment Option are treated separately and earn what is called the “new money rate.” Because we reevaluate these rates frequently, the new money rate can change quickly in response to the interest rate environment. This new money rate is guaranteed for a full year from the deposit or transfer date. When the first anniversary of the new Purchase Payment or transfer from a Variable Investment Option arrives, the Purchase Payment or transfer then will begin to earn a “renewal rate.” Renewal rates are never guaranteed and may change at any time without notice.
We will make this revision in connection with our filing of a post-effective amendment to this variable contract registration statement under Rule 485(b) on or before May 1, 2009.
Comment 13. Agreements filed under Part C, Item 24 (all filings)
In Part C, Item 24, you have incorporated by reference to “forms of” agreements previously filed. Please file the actual agreement required by Form N-4.
RESPONSE:
The post-effective amendment to these variable contract registration statements under Rule 485(b) that we will file on or before May 1, 2009 will: (1) contain, or cross-reference to another filing that contains, the actual agreements required by Form N-4; and (2) contain a list of broker dealers that have executed a selling agreement substantially in the form of the specimen selling agreement filed as Exhibit (b)(3).
Comment 14. Tandy Representations
RESPONSE: The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alison T. White, Esq.
SEC Office of Insurance Products
March 17, 2009

Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities